DB

19008377

SEC
Mail Processing
Section

MAR 0 1 2019

Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHESTERBROOK CAPITAL LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 CHESTERBROOK BOULEVARD - SUITE 100
(No. and Street)

BERWYN	PA	19312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT BROWN (917) 696-8331
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISDANER & COMPANY LLC
(Name - if individual, state last, first, middle name)

THREE BALA PLAZA SUITE 501	BALA CYNWYD	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Donald I. Ciba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHESTERBROOK CAPITAL LLC, as of February 28, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
CHERYL A REYES - Notary Public
Bucks County
My Commission Expires Jan 18, 2023
Commission Number 1341637

Signature

CEO - CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHESTERBROOK CAPITAL LLC
(FORMERLY KNOWN AS "FKA" ENSPIRE INVESTMENTS LLC)
(A WHOLLY OWNED SUBSIDIARY OF FIDUCIARY EXCHANGE, LLC)

FINANCIAL STATEMENTS

(AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

YEAR ENDED DECEMBER 31, 2018

CONTENTS

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Chesterbrook Capital LLC (FKA Enspire Investments LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chesterbrook Capital LLC (FKA Enspire Investments LLC) (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedule that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chesterbrook Capital LLC (FKA Enspire Investments LLC) as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Isdaner + Company LLC

February 28, 2019

CHESTERBROOK CAPITAL LLC (FKA ENSPIRE INVESTMENTS LLC)
(a wholly owned subsidiary of Fiduciary Exchange LLC)
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	42,553
Prepaid expenses		8,802
Total assets	$	51,355
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	18,042
Member's equity		33,313
Total liabilities and member's equity	$	51,355

The accompanying notes are an integral part of these financial statements

CHESTERBROOK CAPITAL LLC (FKA ENSPIRE INVESTMENTS LLC)
(a wholly owned subsidiary of Fiduciary Exchange LLC)
Statement of Operations
Year Ended December 31, 2018

Revenues:		
	Policy revenue	$ 13,691
Operating expenses:		
	Bank service charges	120
	Computer and internet	7,823
	Fidelity bond	416
	FINRA CMA fees	5,000
	FINRA gross revenue assessment	2,090
	Insurance	20,987
	License and registration	12,708
	Professional fees	153,648
	Rent	2,600
	Shared expenses	5,870
	SIPC	51
	Total operating expenses	211,313
Net loss		$ (197,622)

The accompanying notes are an integral part of these financial statements

CHESTERBROOK CAPITAL LLC (FKA ENSPIRE INVESTMENTS LLC)
(a wholly owned subsidiary of Fiduciary Exchange LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2018

Balance - beginning of year	$	49,117
Net loss		(197,622)
Member's capital contributions		181,818
Balance - end of year	$	33,313

The accompanying notes are an integral part of these financial statements

CHESTERBROOK CAPITAL LLC (FKA ENSPIRE INVESTMENTS LLC)
(a wholly owned subsidiary of Fiduciary Exchange LLC)
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (197,622)
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Accrued income	4,177
Prepaid expenses	2,556
(Increase) decrease in:	
Accounts payable	16,366
Net cash used in operating activities	(174,523)
Cash provided by financing activities:	
Member's capital contributions	181,818
Net increase in cash	7,295
Cash, beginning of year	35,258
Cash, end of year	$ 42,553

The accompanying notes are an integral part of these financial statements

1. Nature of Business:

Chesterbrook Capital LLC (FKA Enspire Investments LLC) the ("Company"), is a successor entity to Enspire Investment Services, LLC which was formed on June 6, 2000. It became a wholly owned subsidiary of Fiduciary Exchange LLC the ("Parent") on October 10, 2018. On December 6, 2018, the Financial Industry Regulatory Authority ("FINRA") acknowledged the change in ownership. The legal name of the Company was changed to Chesterbrook Capital LLC on January 23, 2019. The Company was formed for purposes of acting as a broker-dealer with the capacity and qualifications to provide access to private placement insurance products for financial fiduciaries and their accredited investor and or qualified purchaser qualified clients. The Company does not carry securities accounts for customers or perform related custodial functions related to customer securities and accordingly is not subject to the full provisions of SEC Rule 15c3-3. The Company generated revenue during the year from mortality and expense fees charged to assets under administration paid to Investors Preferred Life and invoiced monthly for the life of asset retention.

The Company is registered with the Securities and Exchange Commission ("SEC"), (SEC File #8-52857) and is a member (CRD #104395) of FINRA and the Securities Investor Protection Corp. ("SIPC").

2. Liquidity:

The Company is in the early stages of executing its business model and the Parent has the wherewithal and intent to fund the operations in the normal course of business to the extent necessary for the twelve-month period from the date the financial statements are available to be issued.

3. Summary of Significant Accounting Policies:

Basis of Presentation:

The Company prepares its financial statements using the accrual basis of accounting. The Company's financial statements are presented in accordance with the Accounting Standards Codification ("ASC") Topic 940-10, 940-20 and with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue of Recognition:

The Company recognizes revenue to depict the transfer of services to customers in the amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services.

3. Summary of Significant Accounting Policies (continued):

The Company's revenue is derived from mortality and expense fees earned based on the value of assets under administration and the agreed upon contractual terms. The value of the assets may fluctuate with varying market conditions.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash:

The Company maintains its cash in bank deposit accounts which at times may exceed the federally insured limits of $250,000 per bank. On December 31, 2018, the Company's cash balances did not exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes:

The Company is a "disregarded entity" for federal and state income tax purposes. As such, the Company's revenues and expenses are reported with tax filing of its Parent. Fiduciary Exchange LLC is treated as a partnership for federal and state income tax purposes. No provision for federal or state income taxes has been made by the Company as the individual members of Fiduciary Exchange LLC are responsible for any tax consequences of their respective shares of the Company's profit or loss.

The Company accounts for uncertainty with regard to income taxes in accordance with U.S. GAAP. Since the Company is not a tax paying entity for federal and state income tax purposes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2018. Fiduciary Exchange LLC's tax returns, which include the Company, are subject to examination by the Internal Revenue Service and state taxing authorities, although no such examinations have been initiated as of the date of our audit report.

Contingent Liabilities:

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgement, a variety of assumptions, and uncertainties. No liability is

3. Summary of Significant Accounting Policies (continued):

recognized for those matters which, in management's judgement, the determination of a reasonable estimate of loss is not possible.

4. Related Parties:

The Company is a wholly-owned subsidiary of Fiduciary Exchange LLC. Fiduciary Exchange LLC maintains and owns software that is core to the business process of Chesterbrook Capital LLC as well as component insurance processes which may or may not result in private placements. In addition, the Company has an Expense Sharing Agreement with Fiduciary Exchange LLC for employee and independent contractor costs, IT services, bookkeeping services, postage, office supplies, and other miscellaneous expenses. This agreement came into effect in October 2018 and replaced a previous Expense Sharing Agreement with Intrustnet Insurance Services, LLC, a prior owner of Chesterbrook Capital (FKA Enspire Investments LLC), covering the same expenses.

5. Commitments and Contingencies:

The Company may incur claims against others and may have claims made against it due to matters arising out of the conduct of the Company's business. The ultimate liability, if any, which might arise from settlement of these claims would not, in the opinion of the Company's management, have a material adverse effect on the Company's financial position.

The Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of such sanctions.

The Company cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A number of factors may contribute to this inherent unpredictability.

6. Net Capital:

The Company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3 exemption from the full provisions of the customer protection rule. Net capital and net capital related

6. Net Capital (continued):

ratios may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $24,511, exceeding the minimum net capital requirement of $5,000 by $19,511.

7. Subsequent Events:

Management has evaluated subsequent events through February 28, 2019, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

CHESTERBROOK CAPITAL LLC (FKA ENSPIRE INVESTMENTS LLC)
(a wholly owned subsidiary of Fiduciary Exchange LLC)
Supplemental Schedule I
Computation of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
Year Ended December 31, 2018

Member's equity	
Non-allowable assets	$ 33,313
Prepaid expenses	8,802
Net capital before securities haircuts	24,511
Haircuts on securities	-
Net capital	24,511
Minimum dollar net capital requirement	5,000
Excess net capital	$ 19,511
Ratio of aggregate indebtedness to net capital	0.74 to 1
Aggregate indebtedness	
Accounts payable	$ 18,042
Total aggregate indebtedness	$ 18,042
Reconciliation of net capital	
Net capital as reported in company's unaudited part IIA of the FOCUS Report	$ 24,511
Rounding	-
Net capital pursuant to Rule 17a-5(d)	$ 24,511

The accompanying notes are an integral part of these financial statements

ISDANER & COMPANY LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Required by SEC Rule 17a-5 for a Broker-Dealer

Claiming an exemption from SEC Rule 15c3-3

To the Member of
Chesterbrook Capital LLC (FKA Enspire Investments LLC)

We have reviewed management's statement, included in the accompanying Assertions Regarding Exemption Provisions, in which in which (1) Chesterbrook Capital LLC (FKA Enspire Investments LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chesterbrook Capital LLC (FKA Enspire Investments LLC) claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Chesterbrook Capital LLC (FKA Enspire Investments LLC) stated that Chesterbrook Capital LLC (FKA Enspire Investments LLC) met the identified exemption provisions throughout the most recent fiscal year without exception. Chesterbrook Capital LLC's (FKA Enspire Investments LLC) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chesterbrook Capital LLC's (FKA Enspire Investments LLC) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Isdaner + Company LLC

February 28, 2019

Assertions Regarding Exemption Provisions

We, as members of management of Chesterbrook Capital ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The company met the identified exemption provision without exception throughout the period January 1, 2018 to December 31, 2018.

Chesterbrook Capital

By: [signature]

Donald O'Hara – Chief Executive Officer

Dated: 2-22-19